June 20, 2005


Mr. Roger Baer
Mining Engineer
Securities and Exchange Commission
Washington D.C. 20549-0405


Dear Mr. Baer:

Enclosed are three CDs containing the bulk of the information from our bankable feasibility study released this year. I have listed your items of inquiry and referenced these to specific sections in the feasibility study. I have listed page numbers by corresponding disc and the file page, not by the specific page from the feasibility study. The executive summary is a good over view of many of the issues you have raised and is located in disc A, pages 9 to 39 of 414.

Property and geologic maps,

  A - volume 1, pages 50-53 of 414.
  Typical geologic maps, pages 58 and 62

Description of your sampling and assaying procedures,

  Appendix E - Procedures-Assays folder.
  Also A volume 1, page 90 of 414

Drill-hole maps showing drill intercepts,

  A - volume 1, page 97 of 414

Representative geologic cross-sections and drill logs,

  Appendix E - Gold Sections folder, Copper Sections folder,
  AuEq Sections folder (ACAD drawings)
  Appendix E - GRI 2004 Geologic Report folder, page 14 of report
  Also A volume 1, pages 64, 70, 75 of 414

Description and examples of your cut-off calculation procedures,

  Reserve Modeling - A - volume 1, page 164 of 414
  Resource Modeling - Appendix E - Calculation AuEq folder

Cutoffs used for each category of reserve and resource,

  Reserve Modeling - A - volume 1, page 164 of 414
  Resource Modeling - Appendix E - Calculation AuEq folder
  Resource Modeling - A - volume 1, pages 118 to 119 of 414

Justifications for the drill hole spacing used at various classification levels,

  A - volume 1, Variography and search radius discussion, pages 101 to 112 of 414
  Resource Classification - A - volume 1, page 117 or 414

A detailed description of your procedures for estimating
  "reserves" and "resources,"

  Resource Modeling - A - volume 1, pages 94 to 120 of 414
  Reserve Modeling - A - volume 1, 122 to 164 of 414

All reserve and/or resource audit reports that were produced for your property in the last three years,

  Technical Report Mineral Resources and Mineral Reserves of The
  Las Brisas Del Cuyuni Gold-Copper Project, Bolivar State, Venezuela; Jan. 20, 2004; prepared by Behre Dolbear & Company, Inc.

  Available on SEDAR and not included herein- NI 43-101 Technical Report, Gold and Copper Project, Brisas Project, dated February 24, 2005; prepared by Pincock Allen & Holt; filed on SEDAR February 25, 2005 under Gold Reserve Inc; Document Type: Other

Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cash flow analyses) concerning your property that are needed to establish the existence of reserves as defined in Industry Guide

  Appendix E - Economic Model Folder
  A - volume 2, pages 543 to 550 of 550
  Appendix E - GRI Geology Report folder

A detailed permitting and government approval schedule and explanation for the project, particularly identifying the primary construction approval(s) and your current location on that schedule.

  A - volume 2, page 266 of 550 commences environmental section
  A - volume 2, pages 274 to 282 of 550 for permitting explanation and schedules

Please let us know if we can provide any more information for your inquiry.
We will call in a few days to follow up. Dan Thompson, Gold Reserve's Manager of Technical Services, or Bob McGuinness can answer any questions in the event I am out of the office.

Sincerely,

s/ James Geyer

James Geyer
Senior Vice President